SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X     Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes             No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

CNH GLOBAL N.V.

Form 6-K for the month of April, 2003

     List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of March and Cumulative for 3 Months, 2003, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of February 2003 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of MARCH and Cumulative for 3 Months, 2003,
And Indicators of North American Dealer Inventory Levels for Selected
Agricultural Equipment at the End of February 2003
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V	March N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES:
MONTH OF MAR. 2003

Agricultural Tractors:
under 40 horsepower (2WD)	+29.6%	Up moderate double digits, but moderately less than the industry

40 to 100 horsepower (2WD)	+11.5%	Up moderate double digits, significantly more than the industry

over 100 horsepower (2WD)	(4.7)%	Down low double digits, moderately worse than the industry

4 wheel drive tractors	(10.9)%	Down moderate double digits, significantly worse than the industry

Total tractors	+18.0%	Up low double digits, slightly worse than the industry

Combines	(19.4)%	Down moderate double digits, moderately worse than the industry

Loader/backhoes	(14.6)%	Down moderate double digits, moderately worse than the industry

Skid Steer Loaders	(9.6)%	Down low double digits, moderately worse than the industry

Total Heavy Construction Equipment	(5.5)%	Down high double digits, significantly worse than the industry

RETAIL UNIT SALES:
3 MONTHS, 2003

Agricultural Tractors:
under 40 horsepower (2WD)	+14.5%	Up mid-single digits

40 to 100 horsepower (2WD)	(2.3)%	Up high single digits

over 100 horsepower (2WD)	(0.3)%	Down high single digits

4 wheel drive tractors	(12.3)%	Down moderate double digits, moderately worse than the industry

Total tractors	+6.0%	Up low single digits

Combines	(21.4)%	Down moderate double digits, moderately worse than the industry

Loader/backhoes	(20.8)%	Down moderate double digits, moderately worse than the industry

Skid Steer Loaders	(14.2)%	Down low double digits, moderately worse than the industry

Total Heavy Construction Equipment	(5.7)%	Down moderate double digits, significantly worse than the industry

DEALER INVENTORIES:
END OF February 2003

Agricultural Tractors:
under 40 horsepower (2WD)	7.2 mos	1 Month lower than the industry

40 to 100 horsepower (2WD)	5.6	1/2 Month lower than the industry

over 100 horsepower (2WD)	5.4	1 Month lower than the industry

4 wheel drive tractors	4.9	1 Month lower than the industry

Total tractors	6.4	1 Month lower than the industry

Combines	2.8	1/2 Month high than the industry

Dated: APRIL 14, 2003

Industry Trends

U.S. Ag Flash Reports

March 2003 Flash Report
U.S. Unit Retail Sales
(Report released April 11, 2003)

							February 2003
	March	March		Y-T-D			U.S. Field
Equipment	2003	2002	% Chg.	2003	Y-T-D 2002	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	9,255	7,127	29.9	17,872	15,512	15.2	57,645

40 & Under 100 HP	4,563	3,979	14.7	10,174	10,259	-0.8	24,898

100 HP & Over	1,481	1,602	-7.6	3,455	3,606	-4.2	6,242

Total - 2 Wheel Drive	15,299	12,708	20.4	31,501	29,377	7.2	88,785

Total - 4 Wheel Drive	276	317	-12.9	609	703	-13.4	1058

Total — Farm Wheel	15,575	13,025	19.6	32,110	30,080	6.7	89,843
Tractors

Combines	268	361	-25.8	653	846	-22.8	1,066
(Self-Propelled)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Mary Matimore at 312-321-1470.

Back To U.S. Ag Reports Home

Chicago Office 10 S. Riverside Plaza Suite 1220 Chicago, IL 60606-3710 Phone: 312-321-1470 Fax: 312-321-1480	© AEM 2003 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Milwaukee Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

March 2003 Flash Report Canada
Unit Retail Sales
(Report released 4/11/2003)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	March			March YTD			February

							2003	2002
							Canadian	Canadian
							(Field)	(Field)
Equipment	2003	2002	% Chg.	2003	2002	% Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	300	247	21.5	704	711	-1.0	3,474	2,961

40 & Under 100 HP	451	518	-12.9	1,067	1,246	-14.4	2,950	3,210

100 HP & Over	412	385	7.0	900	761	18.3	1,672	1,485

Total - 2 Wheel Drive	1,163	1,150	1.1	2,671	2,718	-1.7	8,096	7,656

Total - 4 Wheel Drive	58	58	0.0	118	126	-6.3	239	168

Total Farm Wheel Tractors	1,221	1,208	1.1	2,789	2,844	-1.9	8,335	7,824

Combines (Self-Propelled)	60	46	30.4	115	131	-12.2	311	338

Chicago Office 10 S. Riverside Plaza Suite 1220 Chicago, IL 60606-3710 Phone: 312-321-1470 Fax: 312-321-1480	© AEM 2003 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Milwaukee Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /S/Darlene M. Roback

Darlene M. Roback Assistant Secretary

April 17, 2003